UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 7)

                    Under the Securities Exchange Act of 1934


                             Gulfmark Offshore Inc.


                                (Name of Issuer)


                                  Common Stock


                         (Title of Class of Securities)


                                    402629109


                                 (CUSIP Number)


                               Jeffrey A. Welikson
                     Vice President and Corporate Secretary
                          Lehman Brothers Holdings Inc.
                               745 Seventh Avenue
                               New York, NY 10019
                                 (212) 526-0858


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  April 7, 2006


             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

 Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
                                    Notes).

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Dissolution Agreement Relating to Shearson Oil Services Partners dated as of April 7, 2006.

Item 7.  Material to be Filed as Exhibits.


   EXHIBIT                           DESCRIPTION
   1                                 Dissolution Agreement Relating to Shearson
                                     Oil Services Partners dated as of
                                     April 7, 2006 (filed herewith)

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 17, 2006


                                      LEHMAN BROTHERS HOLDINGS INC.

                                      By:  /s/ Barrett S. DiPaolo
                                      -----------------------------------------
                                      Name: Barrett S. DiPaolo
                                      Title:  Vice President

                                                                EXHIBIT 1



                              DISSOLUTION AGREEMENT
                                   RELATING TO
                         SHEARSON OIL SERVICES PARTNERS

                This Dissolution Agreement Relating to SHEARSON OIL SERVICES PARTNERS (the "Partnership"), dated as of April 7, 2006 (this "Agreement"), is entered into by the undersigned general partners of the Partnership (the " Partners").

                              W I T N E S S E T H:
                               -------------------

                WHEREAS, the Partners, being all of the partners of the Partnership, desire to effect the dissolution, winding up and termination of the Partnership in accordance with this Agreement, the Partnership Agreement of the Partnership, dated as of September 22, 2000 (the "Partnership Agreement"), and applicable law;

                NOW, THEREFORE, the Partners, in consideration of the agreements herein, hereby agrees as follows:

                                    ARTICLE I
                     Dissolution, Winding Up and Termination

Section 1.1 Agreement to Dissolve. In accordance with Section 12 of the Partnership Agreement, the Partners hereby determine to dissolve the Partnership and wind-up its affairs pursuant to the terms set forth in this Agreement and the Partnership Agreement, and in compliance with applicable law.

Section 1.2 Effective Time of Dissolution. The dissolution of the Partnership shall be effective as of the day and year first above written.


                                   ARTICLE II
              Transfer and Conveyance of Assets of the Partnership
               and Satisfaction of Liabilities of the Partnership

Section 2.1 Satisfaction of Liabilities. In connection with the dissolution, winding up and termination of the Partnership pursuant to this Agreement and the Partnership Agreement, the Partners shall cause the Partnership to pay or make reasonable provision for the payment of all the debts, obligations and liabilities of the Partnership, if any. Upon satisfaction of all such debts, obligations and liabilities of the Partnership, if any, the remaining assets of the Partnership, if any, shall be distributed to the Partners in accordance with the Partnership Agreement.

Section 2.2 Future Cooperation. The Partners agree to cooperate at all times from and after the date hereof with respect to all of the matters described herein, and to execute such further assignments, releases, assumptions, amendments, notifications and other documents as may be reasonably requested for the purpose of giving effect to, or evidencing or giving notice of, the transactions contemplated by this Agreement, including, without limitation, all documents required to cancel any registered or fictitious name filings.

Section 2.3 No Liabilities. The Partners hereby confirm that, to the best of their knowledge, the debts, obligations and liabilities of the Partnership have been satisfied in accordance with applicable law, and they are not aware of any other debts, obligations and liabilities of the Partnership or any facts indicating that any debts, obligations and liabilities of the Partnership are likely to arise or become known within 10 years.

Section 2.4 Termination. Upon completion of the winding up of the Partnership's affairs, the Partnership shall terminate.

                                   ARTICLE III
                                  Miscellaneous

Section 3.1 Integration. All prior or contemporaneous agreements, contracts, promises, representations and statements, if any, by any Partner in connection with the subject of this Agreement, are merged into this Agreement, and this Agreement shall constitute the entire understanding by the Partners with respect to the subject matter hereof.

Section 3.2 Amendment. This Agreement may be amended only by a subsequent writing signed by the parties hereto. No waiver of the terms hereof shall be valid unless in writing signed by the waiving party and only to the extent set forth herein.

Section 3.3 Binding Effect. This Agreement shall be binding upon, and shall inure to the benefit of, the parties hereto and their respective successors and assigns.

                IN WITNESS WHEREOF, each of the Partners has executed, or has caused its duly authorized officer to execute, this Agreement, as of the day and year first above written.

                                                LEHMAN BROTHERS HOLDINGS INC.


                                                By: /s/ Barrett S. DiPaolo
                                                Name: Barrett S. DiPaolo
                                                Title: Vice President


                                                 /s/ Robert Millard
                                                 ROBERT MILLARD



                                                 /s/ David Butters
                                                 DAVID BUTTERS